SCHEDULE 13D

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                            1ST CONSTITUTION BANCORP
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   31986N-10-2
                                 (CUSIP Number)


                       GEORGE E. IRWIN, PRESIDENT AND CEO
                            GREATER COMMUNITY BANCORP
                      55 UNION BOULEVARD, TOTOWA, NJ 07512
                            (973) 942-1111, EXT. 1018
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                FEBRUARY 6, 2003
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [x ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 21 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 31986N-10-2               SCHEDULE 13D             PAGE 2 OF 21 PAGES

1        NAME OF REPORTING PERSON: GREATER COMMUNITY BANCORP

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):
         22-2545165
______________________________________________________________
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
         (see instructions)                                             (b) [x]
_______________________________________________________________________
3        SEC USE ONLY

_______________________________________________________________________
4         SOURCE OF FUNDS (see instructions)
                           WC
_______________________________________________________________________
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                         [  ]
_______________________________________________________________________
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           NEW JERSEY
_______________________________________________________________________
         NUMBER OF                          7        SOLE VOTING POWER
            SHARES                                   112,595
        BENEFICIALLY                                 __________________________
            OWNED BY                        8        SHARED VOTING POWER
                EACH                                 0
           REPORTING                                 __________________________
              PERSON                        9        SOLE DISPOSITIVE POWER
                WITH                                 112,595
                                                     __________________________
                                            10       SHARED DISPOSITIVE POWER
                                                     0
______________________________________________________________________________
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           112,595
___________________________________________________________________________
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (see instructions)                      [  ]

______________________________________________________________________________
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           7.6%
______________________________________________________________________________
14       TYPE OF REPORTING PERSON (see instructions)
                           CO

CUSIP NO. 31986N-10-2                   SCHEDULE 13D          PAGE 3 OF 21 PAGES

1        NAME OF REPORTING PERSON: MARINO A. BRAMANTE

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):

______________________________________________________________
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [  ]
         (see instructions)                                             (b) [x]
_______________________________________________________________________
3        SEC USE ONLY

_______________________________________________________________________
4         SOURCE OF FUNDS (see instructions)
                           PF
_______________________________________________________________________
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                        [  ]
_______________________________________________________________________
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           UNITED STATES
_______________________________________________________________________
         NUMBER OF                          7        SOLE VOTING POWER
            SHARES                                   4,095
        BENEFICIALLY                                 __________________________
            OWNED BY                        8        SHARED VOTING POWER*
                EACH                                 0
           REPORTING                                 __________________________
              PERSON                        9        SOLE DISPOSITIVE POWER
                WITH                                 4,095
                                                     __________________________
                                            10       SHARED DISPOSITIVE POWER*
                                                     0
______________________________________________________________________________
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           4,095
___________________________________________________________________________
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (see instructions)                     [X]
_____________________________________________________________________________
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           0.3%
______________________________________________________________________________
14       TYPE OF REPORTING PERSON (see instructions)
                           IN
--------
* The reporting person may be deemed to have shared voting and dispositive power with respect to the 112,595 shares owned by Greater Community, solely by virtue of such person's status as a director of Greater Community. The reporting person has no power or right to receive or to direct the proceeds of disposition of the shares owned by Greater Community and otherwise disclaims beneficial ownership of all such shares.

CUSIP NO. 31986N-10-2                SCHEDULE 13D            PAGE 4 OF 21 PAGES

1        NAME OF REPORTING PERSON: ANTHONY M. BRUNO, JR.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):

______________________________________________________________
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [  ]
         (see instructions)                                             (b) [x]
_______________________________________________________________________
3        SEC USE ONLY

_______________________________________________________________________
4         SOURCE OF FUNDS (see instructions)
                           PF
_______________________________________________________________________
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                        [  ]
_______________________________________________________________________
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           UNITED STATES
_______________________________________________________________________
         NUMBER OF                          7        SOLE VOTING POWER
            SHARES                                   3,858
        BENEFICIALLY                                 __________________________
            OWNED BY                        8        SHARED VOTING POWER*
                EACH                                 12,443
           REPORTING                                 __________________________
              PERSON                        9        SOLE DISPOSITIVE POWER
                WITH                                 3,858
                                                     __________________________
                                            10       SHARED DISPOSITIVE POWER*
                                                     15,199
______________________________________________________________________________
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           19,057
___________________________________________________________________________
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (see instructions)                     [X]
______________________________________________________________________________
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           1.3%
______________________________________________________________________________
14       TYPE OF REPORTING PERSON (see instructions)
                           IN
--------
* The reporting person may be deemed to have shared voting and dispositive power with respect to the 112,595 shares owned by Greater Community, solely by virtue of such person's status as a director of Greater Community. The reporting person has no power or right to receive or to direct the proceeds of disposition of the shares owned by Greater Community and otherwise disclaims beneficial ownership of all such shares.

CUSIP NO. 31986N-10-2                SCHEDULE 13D             PAGE 5 OF 21 PAGES

1        NAME OF REPORTING PERSON: C. MARK CAMPBELL

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):

______________________________________________________________
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [  ]
         (see instructions)                                             (b) [x]
_______________________________________________________________________
3        SEC USE ONLY

_______________________________________________________________________
4         SOURCE OF FUNDS (see instructions)
                           PF
_______________________________________________________________________
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                        [ ]
_______________________________________________________________________
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           UNITED STATES
_______________________________________________________________________
         NUMBER OF                          7        SOLE VOTING POWER
            SHARES                                   110
        BENEFICIALLY                                 __________________________
            OWNED BY                        8        SHARED VOTING POWER*
                EACH                                 0
           REPORTING                                 __________________________
              PERSON                        9        SOLE DISPOSITIVE POWER
                WITH                                 110
                                                     __________________________
                                            10       SHARED DISPOSITIVE POWER*
                                                     0
______________________________________________________________________________
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           110
___________________________________________________________________________
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (see instructions)                     [X]
______________________________________________________________________________
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           LESS THAN 0.1%
______________________________________________________________________________
14       TYPE OF REPORTING PERSON (see instructions)
                           IN
--------
* The reporting person may be deemed to have shared voting and dispositive power with respect to the 112,595 shares owned by Greater Community, solely by virtue of such person's status as a director of Greater Community. The reporting person has no power or right to receive or to direct the proceeds of disposition of the shares owned by Greater Community and otherwise disclaims beneficial ownership of all such shares.

CUSIP NO. 31986N-10-2               SCHEDULE 13D             PAGE 6 OF 21 PAGES

1        NAME OF REPORTING PERSON: GEORGE E. IRWIN

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):

______________________________________________________________
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [  ]
         (see instructions)                                            (b) [x]
_______________________________________________________________________
3        SEC USE ONLY
_______________________________________________________________________
4         SOURCE OF FUNDS (see instructions)
                           PF
_______________________________________________________________________
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                       [  ]
_______________________________________________________________________
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           UNITED STATES
_______________________________________________________________________
         NUMBER OF                          7        SOLE VOTING POWER
            SHARES                                   463
        BENEFICIALLY                                 __________________________
            OWNED BY                        8        SHARED VOTING POWER*
                EACH                                 0
           REPORTING                                 __________________________
              PERSON                        9        SOLE DISPOSITIVE POWER
                WITH                                 463
                                                     __________________________
                                            10       SHARED DISPOSITIVE POWER*
                                                     0
______________________________________________________________________________
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           463
___________________________________________________________________________
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (see instructions)                    [X]
______________________________________________________________________________
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           LESS THAN 0.1%
______________________________________________________________________________
14       TYPE OF REPORTING PERSON (see instructions)
                           IN
--------
* The reporting person may be deemed to have shared voting and dispositive power with respect to the 112,595 shares owned by Greater Community, solely by virtue of such person's status as a director of Greater Community. The reporting person has no power or right to receive or to direct the proceeds of disposition of the shares owned by Greater Community and otherwise disclaims beneficial ownership of all such shares.

CUSIP NO. 31986N-10-2                SCHEDULE 13D            PAGE 7 OF 21 PAGES

1        NAME OF REPORTING PERSON: JOHN L. SOLDOVERI

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):

______________________________________________________________
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [  ]
         (see instructions)                                             (b) [x]
_______________________________________________________________________
3        SEC USE ONLY

_______________________________________________________________________
4        SOURCE OF FUNDS (see instructions)
                           OO
_______________________________________________________________________
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                        [ ]
_______________________________________________________________________
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           UNITED STATES
_______________________________________________________________________
         NUMBER OF                          7        SOLE VOTING POWER
            SHARES                                   2,289
        BENEFICIALLY                                 __________________________
            OWNED BY                        8        SHARED VOTING POWER*
                EACH                                 0
           REPORTING                                 __________________________
              PERSON                        9        SOLE DISPOSITIVE POWER
                WITH                                 2,289
                                                     __________________________
                                            10       SHARED DISPOSITIVE POWER*
                                                     0
______________________________________________________________________________
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           2,289
___________________________________________________________________________
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (see instructions)                     [X]
______________________________________________________________________________
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           0.2%
______________________________________________________________________________
14       TYPE OF REPORTING PERSON (see instructions)
                           IN
--------
* The reporting person may be deemed to have shared voting and dispositive power with respect to the 112,595 shares owned by Greater Community, solely by virtue of such person's status as a director of Greater Community. The reporting person has no power or right to receive or to direct the proceeds of disposition of the shares owned by Greater Community and otherwise disclaims beneficial ownership of all such shares.

CUSIP NO. 31986N-10-2               SCHEDULE 13D             PAGE 8 OF 21 PAGES

1        NAME OF REPORTING PERSON: CHARLES J. VOLPE

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):

______________________________________________________________
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [  ]
         (see instructions)                                             (b) [x]
_______________________________________________________________________
3        SEC USE ONLY

_______________________________________________________________________
4         SOURCE OF FUNDS (see instructions)
                           PF
_______________________________________________________________________
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                        [  ]
_______________________________________________________________________
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           UNITED STATES
_______________________________________________________________________
         NUMBER OF                          7        SOLE VOTING POWER
            SHARES                                   222
        BENEFICIALLY                                 __________________________
            OWNED BY                        8        SHARED VOTING POWER*
                EACH                                 0
           REPORTING                                 __________________________
              PERSON                        9        SOLE DISPOSITIVE POWER
                WITH                                 222
                                                     __________________________
                                            10       SHARED DISPOSITIVE POWER*
                                                     0
______________________________________________________________________________
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           222
___________________________________________________________________________
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (see instructions)                     [X]
______________________________________________________________________________
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           LESS THAN 0.1%
______________________________________________________________________________
14       TYPE OF REPORTING PERSON (see instructions)
                           IN
--------
* The reporting person may be deemed to have shared voting and dispositive power with respect to the 112,595 Shares owned by Greater Community, solely by virtue of such person's status as a director of Greater Community. The reporting person has no power or right to receive or to direct the proceeds of disposition of the shares owned by Greater Community and otherwise disclaims beneficial ownership of all such shares.

CUSIP NO. 31986N-10-2                SCHEDULE 13D             PAGE 9 OF 21 PAGES

ITEM 1.           SECURITY AND ISSUER

                  This Schedule 13D relates to common stock of 1st Constitution Bancorp ("1st Constitution"). 1st Constitution's principal executive offices are located at 2650 Route 130, Box 634, Cranbury, New Jersey 08512.

ITEM 2.           IDENTITY AND BACKGROUND

                  This Schedule 13D is filed by Greater Community Bancorp ("Greater Community") and the following current and former directors of Greater
Community: Marino A. Bramante, Anthony M. Bruno, Jr., C. Mark Campbell, George
E. Irwin, John L. Soldoveri, and Charles J. Volpe ("Reporting Directors"). The Reporting Directors and Greater Community are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Directors or Greater Community that a group exists. A Joint Filing Agreement is attached hereto as Exhibit 1.


                  Greater Community is a New Jersey business corporation. Its principal business is owning and managing banks and related financial businesses. It is registered with the Federal Reserve Board as a bank holding company and has made an effective election to be treated as a financial holding company. The address of its principal business and its principal office is 55 Union Boulevard, Totowa, New Jersey 07512.

                  The names of the Reporting Directors and all other directors and executive officers of Greater Community and their respective addresses, citizenship and present principal occupations or employment, as well as the names, principal businesses and addresses of any corporations or other organizations in which such employment is conducted, are set forth in Schedule I hereto, which Schedule is incorporated herein by reference.

                  During the last five years, neither Greater Community nor, to the best of Greater Community's knowledge, any of the persons listed in Schedule I hereto, has been convicted in a criminal proceeding or a party in a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding the company or such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  Greater Community purchased 107,234 shares of common stock of 1st Constitution over an extended period ending on June 18, 2002. Greater Community spent $1,705,788 in making such purchases. Greater Community funded the purchases from its working capital, which includes funds available for investments in securities. 1st Constitution paid a 5% stock dividend on January 31, 2003, increasing Greater Community's total holdings to 112,595 shares.

                  Information regarding the source and amount of funds used by the Reporting Directors in acquiring beneficial ownership of their shares of 1st Constitution is set forth in Schedule II hereto and incorporated herein by reference.

CUSIP NO. 31986N-10-2                SCHEDULE 13D            PAGE 10 OF 21 PAGES

ITEM 4.           PURPOSE OF TRANSACTION

                  Greater Community and the Reporting Directors purchased their shares of common stock of 1st Constitution for investment purposes. At the time of purchase, neither Greater Community nor the Reporting Directors acquired the shares for the purpose of or with the effect of changing or influencing the control of 1st Constitution or in connection with or as a participant in any transaction having that purpose or effect. Accordingly, Greater Community and the Reporting Directors reported purchases of such stock on Schedule 13G.

                  On September 9, 2002, Greater Community sent a letter to the Board of Directors of 1st Constitution proposing a strategic combination between the two companies. In that letter, Greater Community proposed to offer $50,639,736, in a combination of 35% cash and 65% Greater Community common stock, in exchange for all of the outstanding common stock of 1st Constitution. Based on the latest information available to Greater Community, its proposal represented $34.00 per outstanding common share of 1st Constitution. The proposal was rejected by 1st Constitution on October 22, 2002.

                  Greater Community sent another letter, dated February 6, 2003 and attached hereto as Exhibit 2, to each of the directors of 1st Constitution. In such letter, Greater Community proposed to offer $32.40 per outstanding common share of 1st Constitution, in a combination of 35% cash and 65% Greater Community common stock. The previous proposal of $34.00 per share was adjusted to reflect a 5% stock dividend declared by 1st Constitution on December 19, 2002 and effective on January 31, 2003. Greater Community also indicated in the letter that it may consider going directly to 1st Constitution's shareholders with an offer for their shares or commencing a proxy contest for representation on 1st Constitution's board of directors, or both, subject to any necessary regulatory approvals. Greater Community does not at present have any specific plans with regard to such actions.

                  Neither Greater Community nor the Reporting Directors have formulated any further specific plans or proposals in this regard, but may do so in the future. Any such plan or proposal that may be formulated could involve making a further proposal to the Board of Directors of 1st Constitution regarding a business combination, seeking representation on the Board of Directors of 1st Constitution, and/or making a tender offer for some or all of 1st Constitution's common stock. Such actions would require the approval of the Federal Reserve Bank of New York and the New Jersey Banking Commissioner.

                  Other than as indicated above, neither Greater Community, any of the Reporting Directors nor, to the best of Greater Community's knowledge, any of the individuals named in Schedule I hereto, has any present plans or proposals that relate to or would result in any of the other actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  After adjustment for the 5% stock dividend paid by 1st Constitution on January 31, 2003, Greater Community has sole voting and dispositive power with respect to 112,595 shares, or approximately 7.6%, of the 1,472,399 shares of common stock of 1st Constitution outstanding. Information regarding the interests in the securities of the issuer by the directors of Greater

CUSIP NO. 31986N-10-2                 SCHEDULE 13D           PAGE 11 OF 21 PAGES

Community is set forth on Schedule III hereto, which is incorporated by reference herein. In addition, an aggregate of 2,520 shares are owned by officers of certain affiliates of Greater Community. Greater Community expressly disclaims beneficial ownership of all 2,520 of such shares.

                  Other than as disclosed in Schedule III hereto, neither Greater Community, any of the Reporting Directors, nor, to the best of Greater Community's knowledge, any of the other individuals named in Schedule I hereto, has effected any transaction in the common stock of 1st Constitution during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  None.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit 1:  Joint Filing Agreement.

                  Exhibit 2: Letter, dated February 6, 2003, to directors of 1st Constitution.

CUSIP NO. 31986N-10-2                    SCHEDULE 13D        PAGE 12 OF 21 PAGES

                                   SIGNATURES

         After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true and complete.

Dated: February 6, 2003
                                                   Greater Community Bancorp

                                                   By:  /s/ George E. Irwin
                                                       ------------------------
                                                        George E. Irwin
                                                        President and CEO


                                                       /s/ Marino A. Bramante
                                                       ------------------------
                                                       Marino A. Bramante



                                                       /s/ Anthony M. Bruno, Jr.
                                                       ------------------------
                                                       Anthony M. Bruno, Jr.



                                                       /s/ C. Mark Campbell
                                                       ------------------------
                                                       C. Mark Campbell



                                                       /s/ George E. Irwin
                                                       ------------------------
                                                       George E. Irwin



                                                       /s/ John L. Soldoveri
                                                       ------------------------
                                                       John L. Soldoveri



                                                       /s/ Charles J. Volpe
                                                       ------------------------
                                                       Charles J. Volpe

CUSIP NO. 31986N-10-2              SCHEDULE 13D              PAGE 13 OF 21 PAGES

                                   SCHEDULE I

                            GREATER COMMUNITY BANCORP

                        DIRECTORS AND EXECUTIVE OFFICERS

                  The names, residence or business addresses and present principal occupations of the Reporting Directors and all other directors and executive officers of Greater Community Bancorp are set forth below. If no business address is given for a director or officer, such director's or officer's business address is 55 Union Boulevard, Totowa, New Jersey 07512. All directors and officers listed below are citizens of the United States.



                   NAME                     PRESENT PRINCIPAL OCCUPATION OR
                                                 EMPLOYMENT AND ADDRESS
          BRUNO, ANTHONY M., JR.                          CPA
                                               Bruno, DiBello & Co., LLC
                                                    785 Totowa Road
                                                    Totowa, NJ 07512
             IRWIN, GEORGE E.            President and Chief Executive Officer
                                               Greater Community Bancorp
             CAMPBELL, C. MARK                  Executive Vice President
                                               Greater Community Bancorp
              BRAMANTE, M. A.                     Retired orthodontist
                                                 1285 Westhaven Circle
                                                     Vail, CO 81657
           FERGUSON, WILLIAM T.                         Retired
                                                  300 East Club Circle
                                                     Apartment 104
                                                  Boca Raton, FL 33487
            LOBOSCO, JOSEPH A.            Retired owner and senior partner of
                                              Lobosco Insurance Group, LLC
                                                   3 Summer Hill Road
                                                    Wayne, NJ 07405
            SOLDOVERI, JOHN L.             Retired partner, Anjo Realty, LLC
           SOLDOVERI, ROBERT C.              Manager, Solan Management, LLC

             URBANO, ALFRED R.                           President
                                                    Rubicon Realty Corp.
                                                Suite 207 - Webster Building
                                                    3411 Silverside Road
                                                    Wilmington, DE 19810
             VOLPE, CHARLES J.                           President
                                                    J.P. Patti Co., Inc.
                                                    365 Jefferson Street
                                                   Saddle Brook, NJ 07662
              WALDMAN, DAVID                              Attorney
                                              Waldman, Renda & McKinney, P.A.
                                                        P.O. Box 508
                                                    Hawthorne, NJ 07507
             KNAUER, ERWIN D.                     Executive Vice President
                                                 Greater Community Bancorp
              NAQVI, NAQI A.                             Treasurer
                                                 Greater Community Bancorp
         CHARDAVOYNE, JEANNETTE M.                       Secretary
                                                 Greater Community Bancorp

CUSIP NO. 31986N-10-2                  SCHEDULE 13D          PAGE 15 OF 21 PAGES

                                   SCHEDULE II

             SOURCE AND AMOUNT OF FUNDS USED BY REPORTING DIRECTORS



                                    TOTAL
             NAME               CONSIDERATION              SOURCE OF FUNDS
      Marino A. Bramante         $46,025.00                 Personal Funds
    Anthony M. Bruno, Jr.        $251,981.00                Personal Funds
       C. Mark Campbell           $1,336.50                 Personal Funds
       George E. Irwin            $4,908.00                 Personal Funds
      John L. Soldoveri          $31,911.00                 Margin Account
                                                             with Greater
                                                              Community
                                                          Financial, LLC, a
                                                         brokerage affiliate
                                                              of Greater
                                                              Community
       Charles J. Volpe           $3,282.50                 Personal Funds

CUSIP NO. 31986N-10-2               SCHEDULE 13D          PAGE 16 OF 21 PAGES

                                  SCHEDULE III

                  INTEREST IN SECURITIES OF 1ST CONSTITUTION BY
                               REPORTING DIRECTORS



                                     NUMBER OF SHARES            NUMBER OF SHARES
                                     WITH SOLE VOTING           WITH SHARED VOTING            TRANSACTIONS
                                     AND DISPOSITIVE            AND/OR DISPOSITIVE          EFFECTED IN LAST
             NAME                      POWER(1)(2)                    POWER                     60 DAYS
      Marino A. Bramante                  4,095
    Anthony M. Bruno, Jr.                 3,858                     15,199(3)               Sold 600 Shares
                                                                                            on 12/1/02; 400
                                                                                             at $30.15 per
                                                                                            share and 200 at
                                                                                            $30.00 per share
       C. Mark Campbell                    110
       George E. Irwin                     463
      John L. Soldoveri                   2,289
       Charles J. Volpe                    222

____________________________

         (1) As adjusted for the 5% stock dividend paid by 1st Constitution on January 31, 2003.

         (2) In addition, each director of Greater Community may be deemed to have shared voting and dispositive power with respect to the 112,595 shares owned by Greater Community, solely by virtue of such person's status as a director of Greater Community. No director has the power or right to receive or to direct the proceeds of disposition of the shares owned by Greater Community and each director otherwise disclaims beneficial ownership of all such shares.

         (3) With respect to 12,443 shares, held in the name of the Anton Investment Account, the reporting person shares voting and dispositive power with his sister, Patricia Bruno, and his father, Anthony M. Bruno, Sr. With respect to 2,756 shares, held in the name of the Bruno Family Trust, the reporting person shares dispositive power with his father, Anthony M. Bruno, Sr. The reporting person has no voting power with respect to such 2,756 shares. The information required by Item 2 for each of the persons with whom the reporting person shares voting or dispositive power is as follows: (1) Patricia Bruno, President, Cardholders Merchant Services, 702 Newark Pompton Turnpike, Pompton Plains, NJ 07444 and (2) Anthony M. Bruno, Sr., Retired, 8 Cambridge Street, Totowa, NJ 07512. Both such persons are citizens of the United States.

CUSIP NO. 31986N-10-2               SCHEDULE 13D             PAGE 17 OF 21 PAGES

                                    EXHIBIT 1
                             JOINT FILING AGREEMENT

                  Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13D to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.

Dated: February 6, 2003
                                                  Greater Community Bancorp

                                                  By:  /s/ George E. Irwin
                                                       ------------------------
                                                       George E. Irwin
                                                       President and CEO

                                                       /s/ Marino A. Bramante
                                                       ------------------------
                                                       Marino A. Bramante


                                                       /s/ Anthony M. Bruno, Jr.
                                                       ------------------------
                                                       Anthony M. Bruno, Jr.


                                                       /s/ C. Mark Campbell
                                                       ------------------------
                                                       C. Mark Campbell


                                                       /s/ George E. Irwin
                                                       ------------------------
                                                       George E. Irwin


                                                       /s/ John L. Soldoveri
                                                       ------------------------
                                                       John L. Soldoveri


                                                       /s/ Charles J. Volpe
                                                       ------------------------
                                                       Charles J. Volpe

CUSIP NO. 31986N-10-2              SCHEDULE 13D              PAGE 18 OF 21 PAGES


                                    EXHIBIT 2

                    [LETTERHEAD OF GREATER COMMUNITY BANCORP]



                                    February 6, 2003

VIA FedEx

Board of Directors
1st Constitution Bancorp
2650 Route 130
P.O. Box 634
Cranbury, New Jersey 08512

Gentlemen:

                  For several months now, Greater Community Bancorp ("Greater Community") has expressed a strong interest in pursuing a strategic combination with 1st Constitution Bancorp ("1st Constitution"). By letter dated September 9, 2002, we proposed a business combination with 1st Constitution under which 1st Constitution's shareholders would have received $34 in cash and Greater Community stock for each share of their 1st Constitution common stock, at a time when those shares were trading for only about $22 per share. That nearly 55% premium to 1st Constitution shareholders was rejected by 1st Constitution's board without even meeting with us to discuss the proposal.

                  Since then, we have contacted Robert F. Mangano, President and Chief Executive Officer of 1st Constitution, several times to discuss how we can offer substantial value to 1st Constitution shareholders. The one time Mr. Mangano and Edward D. Knapp, the Chairman of the Board of 1st Constitution, met with us, they made it clear to us that they would give serious consideration to our proposal only if Mr. Mangano would be made Chief Executive Officer of the resulting institution. Such a condition suggests a motivation that may be inconsistent with what is in the best interests of 1st Constitution's shareholders. We believe that 1st Constitution's directors and executive officers should put aside personal self-interest and start focusing on how to maximize value to 1st Constitution's shareholders.

         1. UPDATED PROPOSAL. As of today, we are prepared to offer 1st Constitution's shareholders $32.40 per share in cash and Greater Community stock. This price is equivalent to our previous proposal of $34 per share after adjustment for the 5% stock dividend declared by 1st Constitution on December 19, 2002 and represents a 18.8% premium over 1st Constitution's closing price on February 5, 2003 of $27.27 per share. This price is also equal to 18.7 times 1st Constitution's last twelve months earnings per share and 227% of 1st Constitution's book value. We believe that such a price would be considered fair to 1st Constitution's shareholders by any reasonable standard and would represent a value that we do not believe 1st Constitution could reasonably achieve and sustain by executing its business plan without the benefit of our position and our acquisition proposal. If you disagree, we would be very interested in reviewing 1st Constitution's

CUSIP NO. 31986N-10-2               SCHEDULE 13D           PAGE 19 OF 21 PAGES

business plan for enhancing shareholder value. While the trading price of 1st Constitution stock has recently increased, we believe such increase is largely attributable to our previous proposal and not 1st Constitution's business fundamentals. The day our proposal was disclosed, 1st Constitution's stock closed nearly 18% higher than its closing price on the day before and recently was trading at a price over 40% higher than before we disclosed our proposal.

                  The increase in value to 1st Constitution's shareholders could be even more if our proposal is accepted. However, if we were to withdraw our proposal, we believe that the price of 1st Constitution shares would decline substantially to the detriment of 1st Constitution's shareholders. Mr. Mangano and Mr. Knapp themselves appear to believe that 1st Constitution shares are worth only about $25 a share (or $23.75 a share after adjustment for the stock dividend), since they indicated a willingness to arrange for 1st Constitution to purchase 50% of our shares at that price and to arrange for certain other investors who are close to 1st Constitution to purchase the remaining 50% of our shares, also at such price per share. We are prepared to offer much more than that to all of 1st Constitution's shareholders. Furthermore, based on reasonable assumptions, we and our advisors believe that a combination between Greater Community and 1st Constitution would be accretive to the resulting institution's earnings per share in the first year following the combination, thereby possibly further increasing the value to shareholders.

         2. FIDUCIARY RESPONSIBILITY. As a director of 1st Constitution, you have a fiduciary responsibility to its shareholders, and you have an obligation to exercise due care in determining whether our proposal is in the best interests of 1st Constitution and its shareholders. That duty of care is especially important in this instance, given the danger that, if you fail to give our proposal due consideration, you may be perceived as acting to entrench yourself or management to the detriment of shareholders, rather than acting to enhance shareholder value. If you refuse to give our proposal due consideration unless your CEO is assured that he will remain CEO of the resulting institution, it is hard to believe that the requisite duty of care is being exercised by you and your fellow board members. If the board's and management's self-interest and entrenchment is more important to 1st Constitution's board of directors than the interests of 1st Constitution's shareholders, we will have no choice but to consider going directly to 1st Constitution's shareholders.

         3. GOING DIRECTLY TO SHAREHOLDERS. We are prepared to commence a proxy contest for representation on 1st Constitution's board of directors or a tender offer for all or part of the outstanding shares of 1st Constitution, or both, subject to any necessary regulatory approvals. Alternatively, we may exercise our right to insist that 1st Constitution act to enhance shareholder value and demonstrate a business plan realistic enough to attain such value. We will be in attendance at 1st Constitution's 2003 annual meeting of shareholders, and, if your full board will not agree to meet with us privately before the annual meeting, we will at that time request a public explanation of why you continue to refuse to seriously consider our proposal.

                  We feel strongly that this is an opportunity we must pursue. We are 1st Constitution's largest shareholder, and we are not going away. While our preference is to negotiate a mutually acceptable business combination, we are prepared to proceed without your cooperation if necessary. Continued delay and resistance on 1st Constitution's part will only serve to increase our costs, thereby potentially reducing the price we are able to offer 1st Constitution shareholders. If your objective is to maximize shareholder value, you can meet this objective by meeting with us without delay to negotiate a mutually acceptable transaction.

CUSIP NO. 31986N-10-2               SCHEDULE 13D            PAGE 20 OF 21 PAGES

         4. STRATEGIC COMBINATION. We note that there are compelling business reasons for a strategic combination between Greater Community and 1st Constitution. Among other things, a combination between Greater Community and 1st Constitution would:

         o provide the customers served by both banks with a wider range of product and service offerings and a larger number of financial specialists to serve their banking and investment needs.

         o provide the shareholders of both companies with a better return on their investment and a higher trading multiple associated with a billion dollar financial institution.

         o provide the shareholders of 1st Constitution with a cash return on their investment, because Greater Community currently pays cash dividends at an annual rate of $.40 per share while 1st Constitution currently pays no cash dividend whatsoever.

        o attract institutional investors that will increase liquidity and attract additional research coverage.

         o improve the overall performance of the combined institution by eliminating certain duplicative expenses that will have a direct positive impact on earnings.

        o provide officers and employees with an opportunity to advance their careers with a larger institution.

        o         increase access to equity markets for future expansion.

        o allow customers to continue to experience at least the same level of service that they now enjoy.

         5. CONDITIONS AND TIMING. Our current proposal is summarized below. Any final offer we make will be subject to the performance of customary due diligence, execution of a definitive merger agreement, receipt of the required regulatory approvals and the approval of 1st Constitution's and our shareholders. We would not be required to raise capital or obtain any other type of financing in connection with our proposal. With cooperation from 1st Constitution, we believe that we could complete our due diligence within a week or two and execute a fully negotiated definitive merger agreement promptly thereafter. The closing for such a transaction could take place as early as the second quarter of 2003.

         6. SUBSTANTIVE TERMS. The substantive terms of our proposal are as follows:

                  Price and Form of Consideration. We are prepared to offer a combination of cash and Greater Community's common stock for all of the outstanding common stock of 1st Constitution, at a price of $32.40 per share. If the results of our due diligence and proposed structure are favorable, we could consider higher consideration. The stock portion of the consideration would not be taxable to 1st Constitution's shareholders. The treatment of outstanding stock options is open to discussion and negotiation.

CUSIP NO. 31986N-10-2                  SCHEDULE 13D          PAGE 21 OF 21 PAGES

                  Structure. 1st Constitution's shareholders will receive a combination of 35% in cash and 65% in Greater Community common stock for each share of 1st Constitution's common stock. We are willing to negotiate caps/floors or collars to protect both sides from a significant change in value.

                  Resulting Corporate Structure and Personnel. The corporate structure of the entity resulting from a combination between Greater Community and 1st Constitution is open to discussion and negotiation. We are also willing to consider keeping 1st Constitution as a separate bank within our holding company structure. We emphasize that we intend to retain as many employees as possible where there is no duplication. In addition, we do not intend to close any of 1st Constitution's branch offices. If reassignment is impractical for any of your employees, we intend to honor your current termination or severance plans.

                  Board of Directors. In order to enhance the transition period and provide assurance to 1st Constitution's shareholders, communities and constituents, we are willing to discuss the possibility of adding one or more of 1st Constitution's current directors to our board of directors or some other similar arrangement.

                  Transition Period. The customary acquisition teams will be organized to make the transition as seamless as possible. We envision working together with 1st Constitution's management and employees to coordinate systems, human resources, operations, products and all other aspects of integrating our two companies.

                  While these are the basic terms of our proposal, we believe that you and every other member of the board of directors cannot adequately evaluate the merits of our proposal in an informed manner, as you are required to do, without first meeting with us so that we can further explain our proposal and discuss it fully with you and all of your fellow board members. We have expressed a willingness to work with you and negotiate a mutually acceptable deal. Now it is up to you to carry out your fiduciary obligations to 1st Constitution's shareholders.

                  As we feel that both our own shareholders and yours should be fully informed as to the merits of our proposal and the increased value that it would bring to their shares, we are publicly releasing the text of this letter. We are also encouraging your shareholders to communicate directly with you as to their view of the proposed combination.

                  On behalf of Greater Community, I appreciate your consideration and immediate attention to this matter, and I request that you respond by February 12, 2003. We look forward to a thorough discussion of this proposal with you, the other members of 1st Constitution's board of directors and your advisors.

                                            Very truly yours,


                                            George E. Irwin
                                            President & Chief Executive Officer

cc:  Charles S. Crow, III
     Edward D. Knapp
     Robert F. Mangano
     William M. Rue
     Frank E. Walsh, III